Exhibit (q)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION’S

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

For

NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR PLUS POLICY

Pursuant to Rule 6e-3(T)(b)(12)(iii)

April 13, 2016

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”),1 the administrative practices that will be followed by New York Life Insurance and Annuity Corporation (“NYLIAC”) in connection with certain procedures for NYLIAC’s variable life insurance policy – New York Life Variable Universal Life Accumulator Plus (the “Policy”). These procedures include the issuance of the Policy by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policy. The procedures are described more specifically in the Registration Statement for the Policy that has been filed with the Securities and Exchange Commission (the “Commission”).2 The prospectus, SAI and contract for the Policy are incorporated by reference into this document and defined terms used but not defined in this document have the same meanings as in the applicable prospectus, SAI and contract for the Policy.

NYLIAC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1.	Because of the insurance nature of the Policy and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

[1]	This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts.
[2]	The registration statement for the Policies is SEC File No. 333-190312. This registration statement (including the applicable prospectus, statement of additional information (“SAI”) and contract) is incorporated herein by reference. To the extent the Policy differs with regard to issuance, transfer, and redemption procedures, these differences are described in this memorandum, the prospectuses and/or the contract.

Exhibit (q)

2.	In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

3.	In general, state insurance laws require that NYLIAC’s procedures be reasonable, fair, and not discriminatory.

4.	Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC’s procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

5.	All transaction requests (for both manual and automatic transactions and authorizations to act on behalf of the policyowner) must be received by NYLIAC in “good order” to be accepted and processed. “Good order” means, without limitation, that NYLIAC has all of the information that it needs, in a form acceptable to NYLIAC, and that all of NYLIAC’s administrative and procedural requirements are met to NYLIAC’s satisfaction.

“Public Offering Price” - Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions such as loan repayment – which do not result in the issuance of a Policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the Policy reserve into the Separate Account.

Numerous other Policy transactions are subject to NYLIAC’s administrative procedures, which are subject to change and are not intended to be “frozen” by the terms of this document. These Policy transactions and operations include but are not limited to grace period, lapse and reinstatement, Modified Endowment Contract (“MEC”) and section 7702 premium limitations and related qualification issues, changes in face amount and death benefit option, procedures and methods for payment of death benefits and other Policy Proceeds, the calculation and deduction of the cost of insurance and other policy charges and deductions, etc. These Policy operations and the related administrative procedures may involve not only premium (purchase) procedures but also transfer and/or redemption operations and procedures.

Exhibit (q)

Planned Premium Payments

Premium payment plans, which indicate the amount and frequency of planned premium payments, are selected at the time of application and are subject to certain limitations that may be changed at any time. The planned premium is set forth in the Policy. Other than the initial premium, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the planned premium is not paid, nor does payment of planned premiums guarantee coverage for any period of time. Policy premiums are flexible. Policyowners can select the time and amount of premium paid within limits and may pay premiums according to a schedule. Other than a required initial minimum premium payment, premium payments can vary depending on individual policy specifics such as age, gender, coverage amount and underwriting classification, as well as personal financial considerations. As long as the cash surrender value is sufficient to cover the policy’s monthly deductions, the policyowner can increase, decrease, or stop making payments without lapse. If planned premiums and/or the cash surrender value are not sufficient to cover monthly deductions, the Policy may lapse. The Policy contains a ten-year, no-lapse guarantee benefit. The benefit ensures that the Policy will remain in effect during the first ten Policy years, provided that the Policy premium payments satisfy the No-Lapse Guarantee Premium Test. The policy will pass the test on any Monthly Deduction Day if (a) – (b + c) + (d) is at least equal to the No-Lapse Guarantee Required Premium as of that date, where :

(a)	equals the cumulative sum of all premiums paid to date under the Policy;

(b)	equals the amount of any partial surrenders and any associated processing fees;

(c)	equals any outstanding Policy loan and accrued loan interest; and

(d)	equals one No-Lapse Guarantee Minimum Monthly Premium.

In addition, the Policy may not terminate if either a Guaranteed Minimum Death Benefit (GMDB) Rider or an Intermediate No-Lapse Guarantee (INLG) Rider is in effect. Planned premium payments end on the Policy anniversary on which the insured is age 100.

Unplanned Premium Payments

A policyowner may make additional unplanned premium payments at any time before the policy anniversary on which the insured is age 100, as long as the insured is living. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the Policy to increase more than the Cash Value would increase, then NYLIAC may require proof of insurability. The minimum unplanned premium amount is $50. NYLIAC reserves the right to limit the number and amount of unplanned premiums. NYLIAC reserves the right to reject any premiums at any time.

If a policyowner exchanges another life insurance policy to acquire the Policy under Section 1035 of the Internal Revenue Code (the “Code”), NYLIAC will treat the proceeds of that exchange as an unplanned premium.

Exhibit (q)

Factors considered by NYLIAC in determining the premium payment are age, underwriting class, gender, Policy face amount, fund performance, loans, and riders added to the Policy.

Underwriting Standards

The Policy will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender, health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying, etc.) Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and risk classification. Some states require that the policies be underwritten on a unisex basis. Uniform premiums and cost of insurance rates for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, risk classification, and face amount.

The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the Policy and the federal securities laws. The underwriting process includes a review of statements made by the insured in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

Policy Issuance

If a policyowner has coverage under a conditional temporary coverage agreement and the Policy is issued, the Policy will replace the temporary coverage. Coverage under the Policy will be deemed to have commenced on the Policy Date. In all other cases, if the Policy is issued, coverage under the Policy will take effect when NYLIAC receives the premium payment that the policyowner is required to make when the Policy is delivered.

Application

Individuals wishing to purchase a Policy must complete an application specifying the face amount, the death benefit option and the name of the insured and provide certain required information about the insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability.

Premium Processing

Exhibit (q)

The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Data Page.

When a premium payment is received after the Policy is issued and accepted, NYLIAC will deduct any applicable sales expense charge, as well as state tax and federal tax charges as provided for by the Policy. The balance of the premium—referred to as the Net Premium—will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner’s allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If the day NYLIAC receives a premium payment is not a Business Day or if the payment is received after 4:00 p.m., Eastern Time, then the payment will be applied on the next Business Day.

Policyowners can change the premium allocation any time a premium payment is made by sending NYLIAC a revised premium allocation form to one of the addresses listed on the prospectus cover page for the Policy (or to any other address that NYLIAC indicates in writing). They may also make such changes on the VSC. Changes can also be made by authorized third parties (such as the registered representative or registered service assistant and through certain electronic means). Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

If a premium payment is returned for insufficient funds, NYLIAC will reverse the investment options chosen and reserves the right to charge the policyowner a $20 fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying fund company to cover any losses it incurs as a result of a returned payment. If NYLIAC incurs any loss as a result of the returned payment, NYLIAC will deduct the amount of the loss from the policyowner’s Cash Value. If an electronic (“Check-O-Matic”) premium withdrawal is returned for insufficient funds for two consecutive periods, the privilege to pay electronically will be suspended until the policyowner notifies NYLIAC to reinstate it and NYLIAC agrees.

While held in the Fixed Account or Dollar Cost Averaging Plus (“DCA Plus”) Account, premium will be credited with interest at the then current rates. Interest accrues daily and is credited on each Monthly Deduction Day.

Refund of Excess Premiums

If a policyowner elects the guideline premium test to determine whether the Policy qualifies as life insurance under Section 7702 of the Code, NYLIAC may limit premium payments under the Policy. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, NYLIAC will return to the policyowner the excess amount within 60 days after the end of the Policy Year. Any excess premiums NYLIAC returns to the policyowner will not include any gains or losses attributable to the investment return on those premiums. NYLIAC will credit interest at a rate of not less than 2% on those premiums from the date such premiums cause the Policy to exceed the amount permitted under the guideline premium test to the date NYLIAC returns the premiums to the policyowner.

Exhibit (q)

Free Look Provision

A Policy may be canceled within the period specified in the Policy or required by law (20 days in most states) after the policyowner receives it, by returning it to NYLIAC. Any Net Premiums will be allocated to NYLIAC’s General Account until the Initial Premium Transfer Date. To receive a refund, the policyowner must return the Policy to the Variable Products Service Center (“VPSC”) at one of the addresses on the cover page of the prospectus or to the registered representative from whom the policyowner purchased the Policy along with a written request for cancellation in a form acceptable to NYLIAC. On the Initial Premium Transfer Date, the net premiums plus any interest accrued are allocated to the Investment Divisions and/or the Fixed Account as elected by the policyowner. If the policyowner cancels the Policy, the policyowner will receive from NYLIAC the Policy’s Cash Value, plus any premium expense charges and Monthly Deduction Charges, minus loans calculated as of the Business Day that the VPSC or the registered representative from whom the policyowner purchased the policy receives the written request for cancellation. The policyowner may cancel increases in the Policy’s face amount under the same time limitations. For canceled increases in the face amount, the refund will equal the amount of premiums in excess of the planned premiums allocated to the increase, less any portion of such amount previously paid to the policyowner.

Repayment of Indebtedness

Loan interest accrues each day and is payable on the earliest of the following dates: the policy anniversary, the date of death of the insured, the date of surrender, the date of lapse, the date of a full loan repayment, or any other date specified by NYLIAC. Loan interest not paid in cash as of the policy anniversary will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

All or part of an unpaid loan can be repaid at any time while the Policy is still in effect. NYLIAC will consider any payment received from a policyowner to be a premium unless the policyowner indicates in writing that it is a loan repayment. When a loan repayment is received, NYLIAC will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account and/or DCA Plus Account. Any remaining portion of payment will be allocated to the Separate Account in the same proportion as the amount of money the policyowner has in each Investment Division on the date of the loan repayment, unless the policyowner indicates otherwise and NYLIAC agrees. If a loan is outstanding when the Policy Proceeds or surrender proceeds become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If an unpaid loan and accrued interest exceed the cash value of the Policy, less any applicable surrender charges, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee, if any, on NYLIAC’s records. The Policy will terminate 31 days after the date on which NYLIAC mails the notice to the policyowner if the excess amount is not paid within that 31 days.

Exhibit (q)

Correction of Misstatement of Age or Gender

If the insured’s age or gender is misstated in the Policy application, NYLIAC will adjust the cash value, the cash surrender value, and/or the life insurance benefit to reflect the correct age(s) and gender. NYLIAC will adjust the Policy Proceeds provided by the Policy and any riders based on the most recent mortality charge for the correct date of birth and gender.

“Redemption Procedures” - Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute “redemptions” under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC’s policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a Policy. The principal difference between NYLIAC’s “redemption” procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account’s assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented including, for example, the cash surrender value or part thereof, or proceeds at death. There are also certain Policy provisions - such as the loan privilege - under which the Policy will not be presented to NYLIAC, but which will affect the policyowner’s benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws (as well as Policy provisions and NYLIAC’s administrative procedures) may require that certain requirements be met before NYLIAC is permitted to make payments to the payee. Part of the administrative procedures is that “good order” requirements must be met before any redemption proceeds (including full and partial surrenders, loans and death benefits) can be paid.

Surrenders and Partial Surrenders

The owner of the Policy may request a partial surrender of an amount based upon the cash surrender value of a Policy under the following conditions: i) the insured is living; ii) the partial surrender amount is at least $100; and iii) the partial surrender will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Code. The owner of the Policy may surrender the Policy for its cash surrender value at any time while the insured is still living. Uniform rules will be applied in agreeing to partial surrenders under the policy’s stated minimum. The cash surrender value is the cash value less any applicable surrender charges and outstanding Policy loans (including any accrued loan interest).

The amount available for a surrender or withdrawal is based upon the Policy’s cash surrender value at the end of the Business Day during which the written request for the surrender or partial surrender is received by NYLIAC in good order or, if received after close of the NYSE, the next Business Day. NYLIAC will process partial surrenders and surrenders at the accumulation unit values next determined after receipt of the withdrawal or surrender request (and receipt of the Policy, if it is a surrender request), and the withdrawal or surrender generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a day on which the NYSE is open or if the request is received after the close of the NYSE, then the partial surrender or surrender will be effective on the next day on which the NYSE is open.

Exhibit (q)

Applicable surrender charges for the Policy are calculated separately for the initial face amount and for each increase in the face amount, other than an increase caused by a change in the Life Insurance Benefit Option. A decrease in face amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a full surrender prior to the decrease and the surrender charge which would be payable on a full surrender after the decrease.

In addition to the surrender charge, NYLIAC may charge a fee as specified in the Policy for processing a partial surrender. The partial surrender and the withdrawal fee will be deducted from the Fixed Account, Investment Divisions, or DCA Plus Account, based on the partial surrender allocation. If the policyowner does not specify a partial surrender allocation, the partial surrender and withdrawal fee will be deducted from the Fixed Account, Investment Divisions, or DCA Plus Account on a pro rata basis. When the policyowner makes a partial surrender, the Policy Proceeds, the face amount, the adjusted total premium, the cash value, and/or the cash surrender value may be reduced, as described in the Policy and the prospectus. If you elect the GMAB Rider, partial surrenders will result in proportionate reductions to the GMAB Account Value.

NYLIAC reserves the right to limit the amount and frequency of partial surrenders. NYLIAC specifically reserves the right to prohibit partial surrenders once a Policy’s face amount has fallen below the minimum face amount requirement of $50,000.

Payment of Benefits

If the Policy is still in effect, NYLIAC will pay any cash surrender value, partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after receipt of all required documents in good order. However, NYLIAC can delay payment of any partial surrender from the Separate Account, loan proceeds attributable to the Separate Account, the cash surrender value or the Policy Proceeds during any period that: (1) NYLIAC is unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or (2) the Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Plus Account for up to 6 months from the date the request is received. NYLIAC can delay payment of the entire Policy Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

In addition, Federal laws designed to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular Policy, NYLIAC would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or death benefits. If a Policy or an account is frozen, the cash value would be moved to a special segregated interest-bearing

Exhibit (q)

account and held in that account until instructions are received from the appropriate federal regulator.

Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrenders, loan proceeds, death benefit proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored.

If payment of a cash surrender value or partial surrender is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3% (or at a higher rate as required by law). NYLIAC adds interest to Policy Proceeds from the date of death to the date of payment at a rate at least equal to the minimum required by law.

Payment of Policy Proceeds

The Policy Proceeds are the amount payable to the named beneficiary when the insured dies, if the Policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Policy Proceeds determined as of the date the insured dies. The Policy Proceeds are calculated as described in the prospectus. The beneficiary will receive a single check for the amount of the policy proceeds.

The Life Insurance Benefit depends on the Life Insurance Benefit Option chosen by the policyowner. The specific types of Life Insurance Benefit Options are specified in the Policy.

NYLIAC pays interest on the Policy Proceeds from the date of death of the insured to the date the Policy Proceeds are paid. If the insured dies during the 62-day late period, NYLIAC will subtract any outstanding loans (including loan interest) and any unpaid or deferred monthly deductions from the Policy’s Life Insurance Benefit and then credit the interest. If the beneficiary dies before the insured, NYLIAC will pay the Policy Proceeds in a lump sum to the owner, or if the owner has died, to the owner’s estate. NYLIAC may further adjust the amount of Policy Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

If the death of the insured is a result of suicide within two years of the issue date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrenders. If a suicide occurs within two years of the effective date of a face amount increase, NYLIAC will pay the cost of insurance charges made for that increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

Changing the Face Amount

If the insured is still living and meets certain age requirements specified in the prospectus, the policyowner may, in writing to NYLIAC’s VPSC or to the policyowner’s registered representative, request an increase or decrease in the face amount under the terms specified in the Policy. For increases in face amount, the policyowner must submit a written application signed by the insured and provide satisfactory evidence of insurability. Any change in face amount must comply with minimum and maximum limits specified in the prospectus and SAI, and

Exhibit (q)

NYLIAC may limit any change in face amount. If approved, the change will be effective on the Monthly Deduction Day on or next following the date of approval (for an increase) or the date NYLIAC receives the signed request (for a decrease). Increases to the face amount may result in (1) additional cost of insurance charges; (2) an additional per-thousand face amount charge; (3) a new suicide and contestability period applicable only to the amount of the increase; (4) a new ten-year surrender charge period applicable only to the amount of the increase; (5) a change in the life insurance percentage applied to the entire policy under Section 7702 of the Code; and (6) a possible new seven-year testing period for modified endowment contract status.

For a decrease in face amount, NYLIAC may apply a surrender charge.

The Face Amount can also change due to a change by the policyowner in the Life Insurance Benefit Option chosen. In order to change the Life Insurance Benefit Option, NYLIAC may require that a signed request be submitted to NYLIAC. Changes to the Life Insurance Benefit Option may be prohibited if the change would cause: (1) the Face Amount of the Policy to be less that its minimum; (2) the policy to fail to qualify as life insurance under Section 7702 of the Code; or (3) the policy’s face amount to exceed NYLIAC set risk limits. The change will be effective on the Monthly Deduction Day on or after the date NYLIAC receives the written request for the Life Insurance Benefit option change.

Additional Benefits Through Riders

NYLIAC may offer additional benefits under the Policy through optional riders such as the Guaranteed Minimum Death Benefit Rider, the Intermediate No-Lapse Guarantee Rider, the Living Benefits Rider (also known as the Accelerated Benefits Rider), the Life Extension Benefit Rider, the Overloan Protection Rider, the Spouse’s Paid-Up Insurance Purchase Option Rider, the Accidental Death Benefit Rider, the Children’s Insurance Rider, the Term Insurance on Other Covered Insured Rider, the Guaranteed Insurability Rider, the Insurance Exchange Rider, the Monthly Deduction Waiver Rider, the Guaranteed Minimum Accumulation Benefit Rider, and the Waiver of Specified Premium Rider. Other riders may be offered. NYLIAC may assess an additional charge for a rider. Specific information concerning the operation of each of these riders is contained in the prospectus and in the rider form.

Policy Loans

Using the Policy as sole security, the policyowner can borrow any amount up to the loan value of the Policy. When a loan is requested, an amount necessary to increase the amount in the Fixed Account to an amount specified in the Policy is transferred from the Separate Account (and/or the DCA Plus Account) to the Fixed Account. This transfer will be made on a pro rata basis from the various Investment Divisions, unless the policyowner specifies otherwise. While a Policy loan is outstanding, no partial surrenders or transfers from the Fixed Account which would reduce the amount in the Fixed Account below 100% of the requested loan amount plus any outstanding loans including any accrued interest are permitted. If the monthly deductions from Cash Value will cause the amount in the Fixed Account to fall below this amount, NYLIAC may take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts that the policyowner has invested in each Investment Division and then from the DCA Plus Account. If the monthly deductions from the Cash Value will cause the

Exhibit (q)

Cash Value of the Fixed Account to fall below 100% of all outstanding policy loans, NYLIAC will take these deductions first from Investment Divisions of the Separate Account as indicated above, and then from the DCA Plus Account. The amount transferred to the Fixed Account is not affected by the Separate Account’s investment performance. The portion of the Cash Value in the Fixed Account equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than the rate specified in the Policy. The rate on the loaned amount in the Fixed Account may be different from the rate NYLIAC credits on other amounts in the Fixed Account or amounts in the DCA Plus Account. For the first 10 Policy Years, the rate credited on loaned amounts will never be less than 2% less than the rate charged for policy loans. Beginning in Policy Year 11, NYLIAC guarantees that the rate credited on loaned amounts will never be 0.25% less than the rate charged for policy loans. NYLIAC guarantees that the interest rate credited on loaned amounts will always be at least 2%. NYLIAC charges interest on Policy loans at a rate of 3% in Policy Years 1-10 and 2% in Policy Years 11 and beyond. The rate may be increased or decreased but will never exceed 6%. If NYLIAC increases rate it will not increase by more than 1% per calendar year.

Replacement Processing

The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by NYLIAC or appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives all necessary documentation.

Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the Policy. NYLIAC will accept initial premium from one or more policies insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Code. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance’s cash value. Upon receipt of the premium from the existing insurer, the Policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a Section 1035 exchange, the premium would be held in the General Account until the requested funds are received from the existing insurer.

Policy Termination

The Policy does not terminate for failure to pay premiums since premiums, other than the initial premium, are not specifically required. Rather, on a Monthly Deduction Day, if the cash surrender value is less than the monthly deduction charges due for the next Policy month, and the No-Lapse Guarantee benefit or either of the GMDB Rider or the INLG Rider is not in effect, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

Exhibit (q)

If either the GMDB rider or the INLG Rider is in effect and their respective benefit period has not expired, the policy will not lapse due to its Cash Surrender Value being insufficient to cover the current monthly deduction charges. Under either rider, if the policyowner’s monthly deduction charges are greater than the Policy’s Cash Surrender Value, NYLIAC will deduct as much of the monthly deduction charges from the Available Cash Value as possible and then will waive any excess charges.

The GMDB rider is generally available with a benefit period up to the insured’s age 100. The benefit period must be at least ten years for the rider to be available. The INLG Rider is available with a benefit period which is the earlier of the 20th Policy Anniversary or the policy anniversary on which the Insured reaches attained age 80.

Additional rider charges will apply if either one of these riders is added to the Policy.

NYLIAC allows 62 days to pay the premium necessary to cover the overdue monthly deduction charges and/or 31 days to pay any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records, at least 31 days before the end of the late period which sets forth this amount. During the late period, the Policy remains in force. No new loans or partial surrenders may be taken during the late period. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end without any benefits. If the insured dies during the late period, NYLIAC will pay the Policy Proceeds to the beneficiary. However, these proceeds will be reduced by the amount of any unpaid or deferred monthly deductions from cash value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the insured dies. If the Policy No-Lapse Guarantee is in effect, it may prevent the Policy from terminating during the first ten Policy Years provided that the No-Lapse Guarantee Premium Test has been satisfied. (See “‘Public Offering Price’ – Purchase and Related Transactions” above for more information on the No-Lapse Guarantee Premium Test.) The No-Lapse Guarantee will end on the tenth policy anniversary.

Reinstatement

For a period of three (3) years after termination, the policyowner can request that NYLIAC reinstate the Policy while the insured is living. NYLIAC will not reinstate a Policy if it has been surrendered for its cash surrender value. To reinstate his or her policy, the policyowner must submit payment of an amount sufficient to keep the Policy in force for at least three months after the date of reinstatement and satisfactory evidence of insurability (if the reinstatement request is more than 31 days after termination). Such payment will be applied to the Investment Divisions and/or the Fixed Account as of the Business Day NYLIAC receives it and in accordance with the instructions of the policyowner. Payments received after 4:00 p.m., Eastern Time, on any Business day, or on any non-Business Day, will be credited on the next Business Day.

The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement. If NYLIAC does reinstate the Policy, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The Cash Value of the reinstated Policy will be the Cash Value at the time the

Exhibit (q)

Policy lapsed less the difference between the surrender charge assessed at the time of the lapse and the surrender charge that applies at the time the Policy is reinstated. NYLIAC will deduct any unpaid loan from the Cash Value, or any unpaid loan can be repaid, together with loan interest from the end of the late period to the date of reinstatement.

“Transfer Procedures”

All or part of the Cash Value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, (3) from the DCA Plus Account to the Investment Divisions of the Separate Account, (4) from the DCA Plus Account to the Fixed Account, or (5) between the Investment Divisions of the Separate Account. If, after a requested transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred.

Transfer requests received on a Business Day after the close of regular trading on the NYSE, or received on a non-Business Day, will be priced as of the next Business Day.

As described in the prospectus, there may be limits on maximum and minimum amounts that may be transferred among the Investment Divisions, from the Investment Divisions to the Fixed Account, from the DCA Plus Account to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options).

NYLIAC may impose a transfer charge of up to $30 per transfer for each transfer after the first twelve in any policy year on amounts transferred, other than transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, DCA Plus and Interest Sweep options. Any unused transfers do not carry over to the next Policy Year. NYLIAC also may restrict transfers, as described in the prospectus.

Transfer requests must be in writing on a form approved by NYLIAC or by telephone (or other electronic means) in accordance with procedures established by NYLIAC. Policyowners may submit a Trading Authorization Form to VPSC to authorize NYLIAC to accept electronic instructions from a registered representative and registered service assistant to make transfers on their behalf.

Transfers may be prohibited or restricted in accordance with the disclosures in the prospectus with respect to market timing or other frequent or abusive transactions.

Dollar Cost Averaging

Through a process called Dollar Cost Averaging (“DCA”), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and/or the Fixed Account. The policyowner can elect this option as long as the cash value is $2,500 or more. The policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in

Exhibit (q)

the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. The policyowner cannot transfer any portion of the Cash Value of the Policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Plus Account. DCA transfers do not count as transfers toward any free transfer limit.

NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a request no later than five (5) Business Days prior to the date DCA transfers are to commence, and the Cash Value of the policy must be at least $2,000.

The DCA feature may be canceled at any time by written request or by contacting NYLIAC by phone on its toll-free number (1-800-598-2019). The feature will be automatically suspended if the Cash Value is less than $2,000. The policyowner may not elect DCA if Automatic Asset Rebalancing has been chosen. The policyowner may alternate between these two features. DCA is not available when the DCA Plus Program is in place.

In addition, the policyowner may participate in the DCA Plus Program. If this program is selected, the policyowner may not use DCA, AAR or Interest Sweep until the account is closed for 12 months following the Initial Premium Transfer Date. If the policyowner elects to participate in the program, the entire initial net premium must be allocated to the DCA Plus Account. Subsequent premiums received within 12 months following the Initial Premium Transfer Date will also be allocated to the DCA Plus Account unless the policyowner directs otherwise. The DCA Plus Program allows the policyowner to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over a 12 month period. These transfers reflect the policyowner’s allocation selection regarding automatic transfers. The DCA Plus Account credits interest at a rate determined by NYLIAC but never less than 2%. Interest accrues daily and is credited on each Monthly Deduction Day. Net premium payments to the DCA Plus Account will receive applicable interest rate in effect on the Business Day NYLIAC receives that premium payment. Interest rates for subsequent premium payments into the Fixed Account and DCA Plus Account may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Plus Account. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions. Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthiversary of the Initial Premium Transfer Date for a period of twelve months immediately following that transfer date. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on a formula provided in the prospectus.

The DCA Plus Program may be canceled at any time by written request. Upon receiving a cancellation request, NYLIAC will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by the policyowner (including an Asset Allocation Model they may have chosen). NYLIAC reserves the right to stop offering the DCA Plus Account at any time.

Exhibit (q)

Automatic Asset Rebalancing

Through a process called Automatic Asset Rebalancing (“AAR”), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. This option may be elected as long as the Separate Account Value is $2,500 or more. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in each of these Investment Divisions, the day of the month for the rebalancing (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually). AAR transfers do not count as transfers toward any free transfer limit.

To set up AAR, or to modify an existing AAR, the policyowner may contact NYLIAC by phone on its toll-free number (1-800-598-2019), or send a completed AAR form to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method NYLIAC makes available). In order to process AAR transfers, NYLIAC must have received the request no later than five (5) Business Days prior to the date transfers are scheduled to begin, and the Separate Account Value of the policy must be at least $2,000 for this feature as stated in the prospectus. The Automatic Asset Rebalancing feature may be canceled at any time by calling NYLIAC toll-free at 1-800-598-2019 or by written request. The feature will be automatically suspended if the Cash Value is less than $2,000 on a rebalancing date. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these features. Funds in the DCA Plus Account are not eligible for AAR.

The policyowner’s AAR will be cancelled if a premium allocation change or transfer is submitted (by the policyowner or on the policyowner’s behalf) that is inconsistent with the current AAR arrangement. This outcome can be prevented if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer.

Interest Sweep

Through the process called Interest Sweep, the policyowner may instruct NYLIAC to periodically transfer the interest earned in the Fixed Account into Investment Divisions the policyowner specifies. The policyowner will specify the percentages of Fixed Account interest to be transferred to each Investment Division, the date this feature will start, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of transfers, either monthly, quarterly, semi-annually or annually as long as the amount in the Fixed Account is at least $2,000. The policyowner may specify any day of the month to make these transfers, with the exception of the 29th, 30th and 31st of a month. The request must be received by NYLIAC five (5) Business Days prior to the date transfers are scheduled to begin. Interest Sweep transfers do not count as transfers toward any free transfer limit.

If an interest sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount the policyowner has in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, NYLIAC will not process the transfer and will suspend the interest sweep feature. If the amount in the Fixed Account is less than $2,000, NYLIAC will automatically suspend this feature. Once the amount in the Fixed Account equals or exceeds

Exhibit (q)

$2,000, the interest sweep feature will resume automatically as scheduled. The policyowner may not choose the Interest Sweep feature if they have allocated any part of their Policy expenses to the Fixed Account. Policyowners may request Interest Sweep in addition to either Dollar Cost Averaging or Automatic Asset Rebalancing. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Rebalancing transfer, NYLIAC will process the Interest Sweep Transfer first. The Interest Sweep feature may be canceled at any time by calling NYLIAC toll-free at 1-800-596-2019 or by written request to one of the addresses listed on the first page of the prospectus (or any other address NYLIAC indicates in writing). Interest Sweep is not available when the DCA Plus Program is in place. Because Asset Allocation Models do not invest in the Fixed Account, a policyowner may not elect the Interest Sweep feature as long as the policy’s cash value is allocated exclusively to an Asset Allocation Model.

Exchange Procedure

At any time within 24 months of the Issue Date, the policyowner may transfer the entire Cash Value to the Fixed Account or exchange the Policy for a new permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date NYLIAC receives the Policy along with a proper written request; or (b) the date NYLIAC receives the necessary payment for the exchange. The new policy will have the same Issue Date, issue age, initial face amount, and risk classifications as the original Policy. All riders will end unless otherwise required by law. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) submission of a proper written request.

From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued. Any such exchanges would be subject to all applicable provisions of Section 11 of the Investment Company Act of 1940.